Exhibit 99.1

Risks Relating to PerkinElmer’s Business

PerkinElmer’s operating results could be harmed if the industries into which it sells its products are in downward cycles.

      Some of the industries and markets into which PerkinElmer sells its products are cyclical. Industry downturns often are characterized by reduced product demand, excess manufacturing capacity and erosion of average selling prices. Any significant downturn in PerkinElmer’s customers’ markets or in general economic conditions would likely result in a reduction in demand for PerkinElmer’s products and could harm its business. For example, in the fiscal quarter ended July 1, 2001, the operating results of PerkinElmer’s Optoelectronics and Fluid Sciences segments were adversely affected by the downturn in the photography and semiconductor markets.

If PerkinElmer does not introduce new products in a timely manner, its products could become obsolete, and its operating results would suffer.

      PerkinElmer sells many of its products in industries characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products and enhancements, PerkinElmer’s products could become technologically obsolete over time, in which case PerkinElmer’s revenue and operating results would suffer. The success of PerkinElmer’s new product offerings will depend upon several factors, including its ability to:

•	accurately anticipate customer needs;

•	innovate and develop new technologies and applications;

•	successfully commercialize new technologies in a timely manner;

•	price its products competitively and manufacture and deliver its products in sufficient volumes and on time; and

•	differentiate its offerings from its competitors’ offerings.

      Many of PerkinElmer’s products are used by its customers to develop, test and manufacture their products. Therefore, PerkinElmer must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. In developing any new product, PerkinElmer may be required to make a substantial investment before it can determine the commercial viability of the new product. If PerkinElmer fails to accurately foresee its customers’ needs and future activities, PerkinElmer may invest heavily in research and development of products that do not lead to significant revenue.

Economic, political and other risks associated with international sales and operations could adversely affect PerkinElmer’s sales.

      Since PerkinElmer sells its products worldwide, its businesses are subject to risks associated with doing business internationally. PerkinElmer’s revenue originating outside the United States represented 53% of its total revenues from continuing operations in the fiscal year ended December 31, 2000. PerkinElmer anticipates that revenue from international operations will continue to represent a substantial portion of its total revenue. In addition, many of PerkinElmer’s manufacturing facilities, employees and suppliers are located outside the United States. Accordingly, PerkinElmer’s future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a country’s or region’s political or economic conditions, particularly in developing or emerging markets;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	differing tax laws and changes in those laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor laws and changes in those laws;

•	differing protection of intellectual property and changes in that protection; and

•	differing regulatory requirements and changes in those requirements.

Fluctuations in PerkinElmer’s quarterly operating results may cause its stock price to decline.

      Given the nature of the markets in which PerkinElmer participates, it cannot reliably predict future revenue and profitability. Changes in competitive, market and economic conditions may cause PerkinElmer to adjust its operations. A high proportion of PerkinElmer’s costs are fixed, due in part to its significant sales, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect PerkinElmer’s operating results in a quarter. Factors that may affect PerkinElmer’s quarterly operating results and the market price of PerkinElmer’s common stock include:

•	demand for and market acceptance of PerkinElmer’s products;

•	competitive pressures resulting in lower selling prices;

•	adverse changes in the level of economic activity in regions in which PerkinElmer does business;

•	adverse changes in industries, such as drug discovery, pharmaceutical research, telecommunications, semiconductors and electronics, on which PerkinElmer is particularly dependent;

•	changes in the portions of PerkinElmer’s revenue represented by its various products and customers;

•	delays or problems in the introduction of new products;

•	PerkinElmer’s competitors’ announcement or introduction of new products, services or technological innovations;

•	increased costs of raw materials or supplies; and

•	changes in the volume or timing of product orders.

      In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities for reasons frequently unrelated to or disproportionate to the operating performance of specific companies. These broad market fluctuations may adversely affect the market price of PerkinElmer’s common stock.

PerkinElmer may not be able to successfully implement its acquisition strategy and integrate acquired businesses, including Packard BioScience, into its existing business or make acquired businesses profitable.

      One of PerkinElmer’s strategies is to supplement its internal growth by acquiring businesses and technologies that complement or augment its existing product lines. PerkinElmer may be unable to identify or complete promising acquisitions for many reasons, including:

•	competition among buyers;

•	the need for regulatory and other approvals; and

•	the high valuations of businesses.

      Some of the businesses PerkinElmer may seek to acquire may be marginally profitable or unprofitable. In addition, the earnings or losses of acquired businesses may dilute PerkinElmer’s earnings. For these acquired businesses to achieve acceptable levels of profitability, PerkinElmer must improve their management, operations, products and market penetration. PerkinElmer may not be successful in this regard and may encounter other difficulties in integrating acquired businesses into its existing operations.

      To finance PerkinElmer’s acquisitions, PerkinElmer may have to raise additional funds, either through public or private financings. PerkinElmer may be unable to obtain such funds or may be able to do so only on unfavorable terms.

PerkinElmer faces aggressive competition in many areas of its business; if PerkinElmer does not compete effectively, its business will be harmed.

      PerkinElmer encounters aggressive competition from numerous competitors in many areas of its business. PerkinElmer may not be able to compete effectively with all of these competitors. To remain competitive, PerkinElmer must develop new products and periodically enhance its existing products in a timely manner. PerkinElmer anticipates that it may have to adjust prices of many of its products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

If PerkinElmer fails to maintain satisfactory compliance with the Food and Drug Administration’s regulations and those of other governmental agencies, PerkinElmer may be forced to recall products and cease their manufacture and distribution, and it could be subject to civil or criminal penalties.

      Some of the products produced by PerkinElmer’s Life Sciences segment are subject to regulation by the United States Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If PerkinElmer fails to comply with the FDA’s regulations or those of similar international agencies, PerkinElmer may have to recall products and cease their manufacture and distribution. In addition, PerkinElmer could be subject to fines or criminal prosecution.

Changes in governmental regulations may reduce demand for PerkinElmer’s products or increase PerkinElmer’s expenses.

      PerkinElmer competes in markets in which it or its customers must comply with federal, state, local and foreign regulations, such as environmental, health and safety and food and drug regulations. PerkinElmer develops, configures and markets its products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for PerkinElmer’s products or the cost of producing these products.

Obtaining and enforcing patent protection for PerkinElmer’s proprietary products, processes and technologies may be difficult and expensive; PerkinElmer may infringe intellectual property rights of third parties.

      Patent and trade secret protection is important to PerkinElmer because developing and marketing new technologies and products is time-consuming and expensive. PerkinElmer owns many U.S. and foreign patents and intends to apply for additional patents to cover its products. PerkinElmer may not obtain issued patents from any pending or future patent applications owned by or licensed to PerkinElmer. The claims allowed under any issued patents may not be broad enough to protect PerkinElmer’s technology.

      Third parties may seek to challenge, invalidate or circumvent issued patents owned by or licensed to PerkinElmer or claim that PerkinElmer’s products and operations infringe their patent or other intellectual property rights. PerkinElmer may incur significant expense in any legal proceedings to protect its proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against PerkinElmer could result in awards of substantial damages or court orders that could effectively prevent PerkinElmer from making, using or selling its products in the U.S. or abroad.

PerkinElmer has substantial existing debt and may incur additional debt in the future.

      As of April 1, 2001, PerkinElmer had $585.7 million in outstanding long-term debt. In addition, upon completion of the merger, PerkinElmer’s consolidated debt will include Packard BioScience’s indebtedness, including Packard BioScience’s obligations under its senior subordinated notes. As of March 31, 2001, the amount outstanding under Packard BioScience’s senior subordinated notes was $118.1 million. PerkinElmer’s substantial level of indebtedness increases the possibility that PerkinElmer may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of PerkinElmer’s indebtedness when due. PerkinElmer may also obtain additional long-term debt and working capital lines of credit and issue additional commercial paper to meet future financing needs, which would have the effect of increasing PerkinElmer’s total leverage.

      PerkinElmer’s substantial leverage could have significant negative consequences, including:

•	increasing PerkinElmer’s vulnerability to general adverse economic and industry conditions;

•	limiting PerkinElmer’s ability to obtain additional financing;

•	requiring the dedication of a substantial portion of PerkinElmer’s cash flow from operations to service its indebtedness, thereby reducing the amount of its cash flow available for other purposes, including capital expenditures;

•	limiting PerkinElmer’s flexibility in planning for, or reacting to, changes in its business and the industries in which PerkinElmer competes; and

•	placing PerkinElmer at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

      A significant portion of PerkinElmer’s outstanding indebtedness bears interest at floating rates. As a result, PerkinElmer’s interest payment obligations on such indebtedness will increase if interest rates increase.

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